Industrias Bachoco Announces its 2010 Third Quarter Results

CELAYA, Mexico, Oct. 21 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry products, announced today its unaudited results for the third quarter ended September 30 th , 2010. All figures have been prepared in accordance with Mexican GAAP. Following Mexican Accounting Principles, all data is presented in nominal Mexican pesos.

Highlights:

  The Company registered a 12.2% increase in total sales when compared with the same 2009 quarter.
  Bachoco's EBITDA totaled Ps. 983.8 million, with a margin of 15.6% in 3Q10 vs an EBITDA margin of 3.6% in 3Q09.
  EPS for the quarter were up at Ps. 1.06 (US$ 1.01 per ADS) compared to a net loss per share of Ps. 0.09 (US$ 0.08 per ADS) in 3Q09.

CEO's Comments:

Cristobal Mondragon, Bachoco's CEO, stated, "The third quarter of the year was traditionally the weakest quarter for our Company, but this quarter it was quite different. We had a good balance between supply and demand in our chicken business line, which allowed us to capitalize our productivity and supply efforts and achieve stronger results during the third quarter.

"Swine and balanced feed business lines had a good performance, resulting in strong results for this business lines.

"Our egg business line, on the contrary, was affected by lower demand, impacting the volume and sales of these products.

"As a result, we reach a two digit EBITDA for the quarter; and were able to reverse the net loss reported in 3Q09, registering a significant net profit for the quarter.

"Finally, I want to stress that our financial position remains solid with cash and cash equivalents of Ps. 3,778.4 million," concluded Mr. Mondragon.

THIRD QUARTER 2010 RESULTS

Net sales	3Q09 (%)	3Q10 (%)
Chicken	79.2	83.1
Eggs	9.7	7.6
Balanced feed	6.5	5.4
Swine	1.0	1.3
Other lines	3.6	2.6
Total Sales	100.0%	100.0%

Net Sales

Net sales for the quarter amounted to Ps. 6,297.3 million, 12.2% above the Ps. 5,613.6 million reported in the same 2009 quarter. This increase was mainly driven by higher chicken and swine sales, which were partially offset by a decrease in eggs, balanced feed and other business lines sales.

Operating Results

Bachoco's third quarter gross profit was Ps. 1,490.6 million, with a margin of 23.7%, higher than 12.0% margin reported in 3Q09. This result is directly attributed to higher sales in our chicken business as well as lower cost of sales in our main business lines.

The Company registered an operating profit of Ps. 812.1 million, which is also greater than the operating profit of Ps. 35.3 million registered in the same 2009 quarter. The operating margin for the quarter was 12.9%.

EBITDA amounted to Ps. 983.8 million, above the Ps. 207.5 million reported in the same 2009 quarter.

Net Majority Income

Net majority income for the third quarter amounted to PS. 635.1 million, or Ps. 1.06 per share (US$1.06 per ADS), compared to a net majority loss of Ps. 53.1 million, or Ps. 0.09 loss per share (US$0.08 loss per ADS) reported in the same 2009 period.

RESULTS BY BUSINESS SEGMENT

Chicken

Sales of chicken products increased 17.7%, when compared to 3Q09, as a result of a 3.0% increase in volume and a 14.2% increase in chicken prices. This strong increase in sales is attributed to a better balance between supply and demand in the Mexican industry as well as a stronger demand for our chicken products.

Table Eggs

Sales of table eggs products decreased by 11.7% during the third quarter, as egg prices decrease 10.3% and volume fell by another 1.6%. This is the result of a lower demand for egg products and the oversupply registered by the industry.

Balanced Feed

Sales of balanced feed decreased 6.5% following a 5.9% decrease in prices and a 0.6% decrease in balanced feed volume sold; nonetheless the Company managed to improve its gross margin from the same quarter of 2009.

Swine

The swine business line registered a solid third quarter. Sales were sound and rose 36.9%, as swine prices increased 26.8% and volume sold rose 7.9% increase in the period. Demand for live swine was stronger during this quarter.

Other Lines

Sales of other lines decreased 18.6% when compared with the same quarter of 2009, as sales of by-products declined.

FIRST NINE MONTHS OF 2010

Net Sales

Net sales for the first nine months of 2010 amounted to Ps. 18,432.6 million, up 5.5% from the Ps. 17,471.5 million reported in the same 2009 period. The increase was mainly driven by the 9.3% increase in chicken sales and, 28.6% in swine sales, both of which were partially offset by the 9.3% decrease in table eggs sales and 7.4% decrease in balanced feed sales.

Net sales	Jan-Sep 2009(%)	Jan-Sep 2010(%)
Chicken	78.6	81.5
Eggs	10.0	8.6
Balanced feed	6.4	5.6
Swine	1.0	1.2
Other lines	4.0	3.1
Total Sales	100.0%	100.0%

Operating Results

Bachoco's gross margin for the first nine months of the year was up 21.5%, compared to the 18.5% registered in the same 2009 period, and was mainly attributed to stronger results in our chicken business line.

The Company's operating profit was Ps. 1,937.1 million, compared to an operating profit of Ps. 1,388.7 million reached in the same period of 2009.

EBITDA amounting Ps. 2,449.4 million was, 30.7% higher than the Ps. 1,874.3 million recorded in the first nine months of 2009. EBITDA margin for the first nine months of 2010 was 13.3%.

Taxes

Taxes for nine months period were Ps. 402.7 million.

Net Majority Income

Net majority income for first nine months of the year was Ps. 1,527.7 million, or Ps. 2.55 per share (US$2.42 per ADS), compared to net income of Ps. 916.5 million, or Ps. 1.53 per share (US$1.45 per ADS) reported in the same 2009 period.

Balance Sheet

Liquidity is solid with cash and cash equivalents amounting to Ps. 3,778.4 million as of September 30, 2010. The total debt outstanding as of September 30, 2010 was Ps. 763.6 million.

Capital Expenditures

CAPEX during the nine months of 2010 amounted to Ps. 233.6 million, and was entirely financed with internally generated resources.

Exhibits:

A.- Consolidated Balanced Sheets

B.- Consolidated Statement of Income

C.- Consolidated Statement Cash Flow

D.- Derivatives Position Report

A.- Consolidated Balance Sheets

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Balance Sheets

	U.S.D.	Mexican Pesos
	2010 (1)	2010 (2)		2009 (2)
		As of September 30,		As of September 30,
ASSETS
Current assets
Cash and cash equivalents	$299	Ps	3,778	Ps	2,260
Total accounts receivable	127		1,609		1,331
Inventories	347		4,388		4,413
Other current assets	-		-		-
Total current assets	774		9,775		8,004
Net property, plant and equipment	844		10,661		10,949
Other non current assets	28		353		554
TOTAL ASSETS	$1,646	Ps	20,790	Ps	19,507

LIABILITIES
Current liabilities
Notes payable to banks	17		215		502
Accounts payable	99		1,245		1,255
Other taxes payable and other accruals	51		650		422
Total current liabilities	167		2,110		2,179
Long-term debt	43		549		547
Labor obligations	8		98		95
Deferred income taxes and others	168		2,117		1,932
Total long-term liabilities	219		2,764		2,574
TOTAL LIABILITIES	$386	Ps	4,874	Ps	4,753
STOCKHOLDERS' EQUITY
Majority stockholder's equity:
Capital stock	182		2,295		2,295
Paid-in capital	59		745		744
Reserve for repurchase of shares	13		159		159
Retained earnings	882		11,139		10,592
Net majority income of the year	121		1,528		917
Deficit from restatement of stockholder's equity	-		-		-
Derivate financial instruments	-		-		-
Total majority stockholder's equity	1,256		15,866		14,706
Minority interest	4		50		48
TOTAL STOCKHOLDERS' EQUITY	1,260		15,916		14,754
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,646	Ps	20,790	Ps	19,507
(1) For reference, in millions of U.S. dollars using an exchange rate of $12.63
Source: Mexico's National Bank, as of September 30, 2010.
(2) Millions of Mexican nominal pesos

B.- Consolidated Statement of Income

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
Consolidated Statements of Income
-unaudited-
	THIRD QUARTER					JANUARY - SEPTEMBER
	U.S.D.	Mexican Pesos				U.S.D.		Mexican Pesos
	2010 (1)	2010 (2)		2009 (2)		2010 (1)		2010 (2)		2009 (2)

Net sales	$499	Ps	6,297	Ps	5,614	US	1,459	Ps	18,433	Ps	17,472
Cost of sales	381		4,807		4,938		1,146		14,469		14,238
Gross profit (loss)	118		1,491		676		314		3,964		3,233
Selling, general and administrative expenses	54		678		641		160		2,027		1,844
Operating income (loss)	64		812		35		153		1,937		1,389
Other income (expense) net	(4)		(50)		(70)		(6)		(80)		(106)
Comprehensive financing (cost) income	3		42		(28)		6		75		(134)
Interest income	4		50		33		10		123		107
Interest expense and financing expenses	(1)		(18)		(23)		(5)		(57)		(67)
Foreign exchange gain (loss), net	1		11		(18)		1		15		(37)
Other financial income (expense) net	(0)		(0)		(20)		(0)		(6)		(137)
Income before income tax, asset tax	64		805		(63)		153		1,932		1,149
Total income taxes	13		169		(12)		32		403		224
Income tax, asset tax	5		67		21		25		315		72
Deferred income taxes	8		102		(33)		7		88		152
Net income	$50	Ps	635	Ps	(51)		121		1,529		925
Minority net income	0		0		2		0		1		9
Majority net income	50		635		(53)		121		1,528		917
weighted average shares outstanding (in thousands)	600,000		600,000		599,954		600,000		600,000		599,930
Net majority Income per share (in U.S.D per ADS)	1.01		1.06		(0.09)		2.42		2.55		1.53
(1) For reference, in millions of U.S. dollars using an exchange rate of $12.63
Source: Mexico's National Bank, as of September 30, 2010.
(2) Millions of Mexican nominal pesos

C.- Consolidated Statement Cash Flow

Industrias Bachoco, S.A.B. de C.V.
Consolidated Statement of Cash Flows
		Mexican Pesos
	U.S.D.	2010 (2)		2009 (2)
	2010(1)	As of September 30,		As of September 30,

NET MAJORITY INCOME BEFORE INCOME TAX	$153	Ps.	1,932	Ps.	1,149
ITEMS THAT DO NOT REQUIRE CASH:	15		188		237
Other Items	15		188		237
ITEMS RELATING TO INVESTING ACTIVITIES:	39		494		455
Depreciation and others	41		512		486
Income (loss) on sale of plant and equipment	(1)		(17)		(22)
Other Items	(0)		(1)		(9)
ITEMS RELATING TO FINANCING ACTIVITIES:	14		180		151
Interest income (expense)	5		57		44
Other Items	10		123		107

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	$221	Ps.	2,794	Ps.	1,992

CASH GENERATED OR USED IN THE OPERATION	(23)		(284)		(589)

Decrease (increase) in accounts receivable	8		100		163
Decrease (increase) in inventories	10		125		705
Increase (decrease) in accounts payable	(38)		(477)		(727)
Income taxes paid	(3)		(33)		(729)

NET CASH FLOW FROM FINANCING ACTIVITIES	$199	Ps.	2,510	Ps.	1,403

INVESTING ACTIVITIES

NET CASH FLOW FROM INVESTING ACTIVITIES	(32)		(407)		(821)
Acquisition of property, plant and equipment	(18)		(234)		(706)
Proceeds from sales of property plant and equipment	(1)		(13)		(17)
Other Items	(13)		(161)		(98)

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	$166	Ps.	2,103	Ps.	581

FINANCING ACTIVITIES

Net cash provided by financing activities:	(36)		(450)		180
Proceeds from loans	87		1,099		1,800
Principal payments on loans	(103)		(1,299)		(1,377)
Dividends paid	(20)		(250)		(250)
Other items	0		0		7

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	101		1,276		288

CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	198		2,503		1,972

CASH AND INVESTMENTS AT END OF PERIOD	$299	Ps.	3,778	Ps.	2,260

(1) For reference, in millions of U.S. dollars using an exchange rate of $12.63
Source: Mexico's National Bank, as of September 30, 2010.
(2) Millions of Mexican nominal pesos

D.- Derivatives Position Report

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of September 30, 2010								Quarter: 3
ANEXO 1
Type of Financial Instrument	Objective of the Instrument	Notional	Value of the Related Commodity		Reasonable Value		Amounts Due by Year	Guaranties Required
			3Q-2010	2Q-2010	3Q-2010	2Q-2010
Forwards, knock out forwards, puts, collars and others under different amounts and conditions	Hedge and negotiation	$ 114,302	$ 12.63	$12.89	$ 4,491	$ 2,450	88.0% in 2010 and 12.0% in 2011
Futures for corn and Soybean meal	Hedge	$ 70,771	Corn for December 2010: $4.9575 USD/bushel. Soybean meal ; $306.90 USD/ton for December 2010 .	Corn for Sept 2010: $3.6275 USD/bushel. Soybean meal;$259.40 for December 2010	$ 14,296	$ 3,634	2010	The deals consider the possibility of margin calls but not another kind of guarantee
Options for corn	Hedge and negotiation	-$ 386			-$ 386
None of the financial instruments exceed 5% of total assets as of September 30, 2010.
A negative value means an unfavorable effect for the Company.
The notional value represents the net position as of September 30, 2010 at the exchange rate of Ps.12.63 per USD.

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of September 30, 2010								Quarter: 3
Table 2
Type of Financial Instrument	Reasonable Value as of Sept 30, 2010	Value of the Related Commodity-reference value			Effect on the Income Statement	Effect on the Cash Flow ***
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards, knock out forwards, puts, collars and others under different amounts and conditions*	$ 4,491	$12.31	$ 12.95	$ 13.26	Direct	$ 1,633	$ 8,535	$ 1,770
		-5%	5%	10%		-5%	5%	10%

Futures for corn and,		$ 4.7096	$ 5.2054	$ 5.4533
Soybean	$ 14,296	$ 291.56	$ 322.25	$ 337.59	The effect will materialize as the inventory is consumed	$ 10,042	$ 18,549	$ 22,802
Options for corn**	-$ 386					-$ 1,075	$ 303	$ 991
A negative value means an unfavorable effect for the Company.
** The reference value is the Futures of corn for December, $4.9575 USD for bushel and of soybean meal for December 2010, $306.9 USD/ton.
*** The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
*** The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

IR Contacts:
Daniel Salazar, CFO
Claudia Cabrera, IRO
Ph. +52 (461) 618 3555
inversionistas@bachoco.net

In New York:
Grayling
Lucia Domville
Ph. (646) 284 9416
Lucia.Domville@us.grayling.com

CONTACT:  IR Contacts: Daniel Salazar, CFO, Claudia Cabrera, IRO, +52-461-618 3555, inversionistas@bachoco.net; or In New York: Grayling, Lucia Domville, +1-646-284-9416, Lucia.Domville@us.grayling.com